POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

General

The following information, prepared as at 28 December 2006, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (“the Company” or “PolyMet”) for the period ended 31 October 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of a majority of independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a TSX Venture and American Stock Exchange Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

metal mineralization. During the year ended 31 January 2006, the Company acquired large portions of the former LTV Steel Mining Company (“LTVSMC”) plant (the “Erie Plant”) located 10 kilometers from the NorthMet deposit.

During 2005 and 2006 fiscal years, the Company continued to advance its NorthMet Project including environmental and permitting matters, a phase I drilling program which extracted metallurgical ore samples, a phase II drilling program to complete the planned 90,000 feet of in-fill drill required to add definition to the mineral resource, process design, an integrated pilot plant to demonstrate the process, upgrading mineral resource models, a new mine plan and negotiations with prospective industry partners for strategic off-take agreements.

During the financial year ended 31 January 2006, the Company commissioned and received two National Instrument 43-101 technical reports. The first reported a revised mineral resource model based on a geological and drill-hole database, which has been updated and contains over 17,000, validated assayed intervals. The second described a revised mine plan showing an improved ore extraction schedule compared to previously published reports.

The goals for the 2006 fiscal year drill program were met and included:

  a 40 ton bulk sample for metallurgical pilot plant test work representing the 10 year mining envelope was successfully processed at SGS Lakefield Laboratories in Ontario during the latter part of 2005 and early 2006;

  compilation of geotechnical information for pit slope design and pit slope stability studies by Golder Associates;

  enhancement of the comprehensive geological model through in-fill drilling, a new detailed geological and assay model which incorporates all completed work from 2005, the results of which continue to contribute to the ongoing mineral resource evaluation and pit design work;

  confirmation of continuity of metal grades;

  collection of data supporting the environmental permitting; and

  the improvement in the confidence of the mineral resource estimate categorization, resulting from reduced drill hole and sampling space.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs.”) The Company now owns 100% of the Erie Plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the previously announced option agreement.

The Erie Plant is 10 kilometers away from the NorthMet deposit, was operated by Cliffs for many years and was acquired in 2000 by Cliffs, after LTV’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. It is planned to use surplus space to house part of the new hydrometallurgical plant.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

PolyMet will refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce a “bulk concentrate” containing the copper, nickel, cobalt and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities. The metal recovery process eliminates the need to use smelters for metal recovery and is dramatically cleaner and more energy efficient compared to older processes.

Prior to the closing of the Erie Plant acquisition, the regionally-based state agency Iron Range Resources (“IRR”), made a substantial non-cash or “in-kind” contribution to the PolyMet project, whereby IRR waived an option it held on the LTVSMC tailings basin near Hoyt Lakes, MN. The agency was created to strengthen the northeastern Minnesota economy and the referenced option was acquired in 2001 as a part of a strategic move by the state of Minnesota to use the LTVSMC bankruptcy to stimulate new enterprise on the LTVSMC lands. This option pre-dated PolyMet Mining’s plan to purchase the plant assets from successor Cliffs.

Under the asset acquisition agreement PolyMet signed a note for $2.4 million payable to Cliffs in addition to $1.0 million cash paid at closing. The remaining cash component of $2.4 million plus interest is being paid from working capital in quarterly installments of $250,000 plus simple interest at 4% per annum commencing on 31 March 2006. PolyMet also issued 6,200,547 common shares of PolyMet, in addition to the 1,000,000 shares issued to Cliffs as part of the option payment. Upon receipt of certain operating permits, PolyMet will assume Cliffs ongoing site-related environmental and reclamation obligations and PolyMet has indemnified Cliffs for certain on-going liabilities at the LTVSMC facility prior to receipt of permits.

On 15 September 2006 the Company announced that it had signed a Letter of Intent with Cliffs whereby PolyMet would acquire property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. It also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. This transaction (the “Asset Purchase Agreement II”) was closed on 20 December 2006.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;
  $1 million in cash, paid at closing;
  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of commercial financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,
  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

With a total of 9,200,547 shares, Cliffs is now an approximate 7.7% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to place or acquire Cliff’s shares should Cliffs wish to dispose of its interest.

On 25 September 2006 PolyMet reported that it had received the results of its NorthMet Definitive Feasibility Study (“DFS”) that confirmed the technical and financial viability of the project. NorthMet is scheduled for mine start-up in mid-2008 with metal production expected in the fourth

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

quarter of that year. The NorthMet project is expected to produce London Metal Exchange or Comex grade copper cathode on site, nickel and cobalt concentrates and a platinum, palladium and gold precipitate for processing off site. The Company is continuing to negotiate with several major companies for the off-take of the nickel and cobalt concentrate(s).

The DFS estimates that the project will provide full-time employment for at least 400 people.

During the nine months ended 31 October 2006:

The Company will be required to mitigate wetlands that will be disturbed during commercial operations at NorthMet. During the period to 31 October 2006, the St. Louis County Board of Commissioners confirmed its support for the Company’s plan to restore approximately 3,260-acres of drained and partially drained wetland to wetlands status. These lands are primarily on tax-forfeited land in the southwestern corner of the county. In addition, the Company's restoration plan will create a "wetlands bank" for St. Louis County to use for its own public works projects, such as road construction. This program will allow the Company to offset much of its requirement to mitigate wetlands at a lower cost than previously expected.

The Company reported the results of its pilot plant testing of flotation and hydrometallurgical extraction of metals from NorthMet ore samples. The test program was completed at SGS Lakefield Research (Canada) under the supervision of Bateman Engineering (Australia) which is responsible for completion of the DFS on behalf of PolyMet.

The pilot plant program confirmed the technical feasibility of the NorthMet flotation and hydrometallurgical treatment process. Copper, nickel, cobalt, gold, platinum and palladium were successfully floated from three ore composites and extracted via the autoclave process. The extracted precious metals were recovered into a precipitate for off-take/refinery treatment (after a further upgrading step). Copper was recovered as LME grade-A copper cathode by conventional solvent extraction and electro-winning. Nickel and cobalt were recovered as either a combined "mixed hydroxide precipitate" or as separate purified nickel and cobalt hydroxide precipitate products for off-take/refinery treatment. The pilot plant provided engineering data for completion of the DFS by Bateman Engineering. The pilot plant also provided environmental data for permitting of the NorthMet metallurgical facility.

On 15 September 2006 the Company announced that it had signed a Letter of Intent with Cliffs whereby PolyMet would acquire property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction was closed on 20 December 2006.

On 25 September 2006 PolyMet announced that the DFS prepared by Bateman Engineering (Pty) Ltd. confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that confirms to National Instrument 43-101 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The final operational mine plan will be completed in parallel with the final stages of the permitting process. This will include the results from a highly selective drill campaign planned to be completed in early 2007 which is focused on converting mineral resources into proven and probable mineral reserves as well as completion of pit optimization that is expected to reduce the amount of waste material to be mined within the 20-year permit, reduce the unit costs per ton of rock mined, and may enhance the grade to be mined.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at $72 million for the first 20 years.

A considerable part of the DFS is focused on environmental considerations. The NorthMet Project commenced environmental permitting activities in February 2004 and is continuing to undergo intense state and federal environmental review. The Company submitted an environmental assessment worksheet (“EAW”) to the State of Minnesota regulators in August 2005. This EAW step provides essential information to advance the state’s environmental review process and leads directly to the environmental impact statement (“EIS”) and permits to build.

The EIS process was simplified on 14 March 2005 when the Company executed a memorandum of understanding (“MOU”) with federal and state regulators to cooperate in preparing a single EIS on the NorthMet Project. Signatories to the MOU include the U.S. Army Corps of Engineers (“USACE”), U.S. Forest Service (“USFS”), Minnesota Department of Natural Resources (“MDNR”) and the Company’s U.S. based subsidiary, Poly Met Mining, Inc. The MOU provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting.

Since a large component of the company’s plan involves the reactivation of the “brown fields” Erie Plant and infrastructure, the permitting process has been simplified compared to a “green fields” project. The lead agencies jointly developed a scope of work for EIS preparation and evaluated MDNR’s selection of third party contractors, Environmental Resource Management and Knight Piesold, which have been hired by the state, at the Company’s expense, to prepare the EIS.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing. BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of PolyMet common stock at $4.00 at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 at any time prior to October 30, 2010 will vest.

On 12 December 2006 PolyMet reached agreement with Minnesota Power for provision of all of the Company’s electric service needs at its NorthMet project through 2018. This agreement still requires the approval of the Minnesota Public Utilities Commission.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

Corporately, on 10 April 2006 the Company announced that it was accelerating the expiry of all of the then outstanding warrants. During the nine months ended 31 October 2006, the Company received $15.075 million from the exercise of warrants and incentive stock options.

On 26 June 2006 shares of common stock of the Company began trading on the American Stock Exchange under the symbol “PLM”.

Results of Operations

For the three months ended October 31, 2006 (the “2007 third quarter”) compared to the three months ended October 31, 2005 (the “2006 third quarter”)

a) Loss for the Period:

During the three months ended 31 October 2006, the Company incurred a loss of $3.864 million ($0.03 loss per share) compared to a loss of $5.757 million ($0.07 loss per share) in the fiscal 2006 third quarter. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September, the Company commenced capitalizing those costs directly related to the NorthMet project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area), and
  During the 2006 third quarter there were significantly higher levels of activity related to the pre-feasibility study then underway, particularly in the areas of mine planning and metallurgical work.

The loss included non-cash stock-based compensation expenses of $0.524 million (2006 -$1.605 million).

General and Administrative expense in the three months ended 31 October 2006 excluding non-cash stock based compensation expenses was $1,927,000 compared with $626,000 for the three months ended 31 October 2005. The Company reported an increase in expenditures for:

  Consulting fees of $1,312,000 (2006 - $204,000) as a result of the issuance of bonus shares for successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);
  Investor relations and financing costs of $83,000 (2006 - $2,000) as a result of increased activity in both of these areas, and
  Professional fees of $147,000 (2006 - $76,000) due to increased legal and other advisory fees.

This was partially offset by lower Transfer agent and filing fees of $34,000 (2006 - $89,000) resulting from a relative decrease in trading in the Company’s stock and in the exercise of warrants and stock options in the period.

Net interest income during the three months ended 31 October 2006 was $89,000 compared with $42,000 in the three months ended 31 October 2005 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation gains were $190,000 for the three months ended 31, October 2006 (prior year period - $204,000).

b) Cash Flows:

Cash used in operating activities in the three months ended 31 October 2006 was $2.284 million compared to cash used in the three months ended 31 October 2005 of $1.752 million. The increase in cash used in operating activities is a consequence of significantly lower accounts

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

payable balances at October 31, 2006, partially offset by the decrease in cash expenditures described above.

Cash used in investing activities for the three months ended 31 October 2006 was $748,000 compared with $nil in the three months ended 31 October 2005, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006.

Cash used in financing activities for the three months ended 31 October 2006 was $82,000 compared with cash provided of $16.290 million in the three months ended 31 October 2005. The third quarter 2007 activity comprised of proceeds from the exercise of options offset by a $250,000 (2006 - $nil) scheduled repayment of the note to Cliffs and deferred financing costs. In the third quarter of 2006, $16.290 million was received from private placement financings, the exercise of options and share subscriptions.

Total cash for the three months ended 31 October 2006 decreased by $3.114 million for a balance of $14.191 million compared to the three months ended 31 October 2005 where cash increased $14.538 million to a balance of $15.550 million.

c) Capital Expenditures

During the three months ended 31 October 2006 the Company capitalized $748,000 (2006 - $Nil) of costs directly related to site activity after the completion of the DFS and $1.247 million ($2006 -$Nil) of costs related to the agreement with BNP to assist PolyMet in all aspects of preparation for construction finance.

For the nine months ended 31 October 2006 compared to the nine months ended 31 October 2005

a) Loss for the Period:

During the nine months ended 31 October 2006, the Company incurred a loss of $16.307 million ($0.14 loss per share) compared to a loss of $9.641 million ($0.14 loss per share) in the nine months ended 31 October 2005. The increase in the net loss for the period was primarily attributable to:

  The increased level of work;
  The Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $8.844 million (2006 - $6.847 million);and
  An increase in general and administrative costs including non-cash stock compensation expense of $4.662 million (2006 - $1.922 million) and non-cash consulting fees expense of $1.290 million (2006 - $Nil).

This was partially offset by lower NorthMet project expenses in the third quarter of 2007 due to the completion of the DFS in late September and capitalization of site related costs subsequent to that date.

General and Administrative expense in the nine months ended 31 October 2006 excluding non-cash stock based compensation expenses was $3.192 million compared with $1.199 million for the nine months ended 31 October 2005. The Company reported an increase in expenditures for:

  Consulting fees of $1,585,000 (2006 - $284,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds
  completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);
  Professional fees of $372,000 (2006 - $108,000) owing to increased legal and other advisory fees; and
  Travel of $357,000 (2006 - $225,000) a result of increased travel related to corporate development, the NorthMet project and investor relations activity.

Net interest income during the nine months ended 31 October 2006 was $318,000 compared with $66,000 in the nine months ended 31 October 2005 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation gains were $44,000 for the nine months ended 31, October 2006 (prior year period - $261,000).

During the third quarter, the Company re-examined its accounting for stock-based compensation and the share bonus program as well as its accrual procedures. As a result of this reexamination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarters ended April 30 and July 31, 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended January 31, 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	30 April 2006		31 July 2006		31 July 2006
			(3 months ended)		(6 months ended)
	As	Revised	As	Revised	As	Revised
	Previously		Previously		Previously
	Reported		Reported		Reported
Pre-feasibility costs	3,453	3,695	2,793	3,441	6,246	7,136
Stock-based	1,952	3,789	4,168	349	6,120	4,138
compensation
General and	2,345	4,305	4,919	1,098	7,326	5,403
administrative costs
Loss for the Period	5,675	7,878	7,769	4,565	13,444	12,443
Deficit	39,742	42,584	47,511	47,149	47,511	47,149
Loss per share	(0.05)	(0.07)	(0.07)	(0.04)	(0.12)	(0.11)
Accounts payable and	491	799			333	1,315
accrued liabilities
Share Capital	60,201	60,839			64,454	65,092
Contributed Surplus	5,890	7,727			9,967	7,986

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

b) Cash Flows:

Cash used in operating activities in the nine months ended 31 October 2006 was $10.948 million compared to cash used in the nine months ended 31 October 2005 of $5.243 million. The increase in cash used is a consequence of the expenditures described above and changes in working capital.

Cash used in investing activities for the nine months ended 31 October 31 2006 was $770,000 compared with $4,000 in the nine months ended 31 October 2005, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006.

Cash from financing activities for the nine months ended 31 October 2006 was $14.238 million compared with $20.286 million in the nine months ended 31 October 2005. This comprised $15.074 million (2006 - $20.286 million) from the exercise of options and share purchase warrants, the release of restricted cash, share subscriptions received and proceeds of a private placement; less $750,000 (2006 - $Nil) scheduled repayment of the note to Cliffs.

Total cash for the nine months ended 31 October 2006 increased by $2.520 million for a balance of $14.191 million compared to the nine months ended 31 October 2005 where cash increased $15.039 million to a balance of $15.550 million.

c) Capital Expenditures

During the nine months ended 31 October 2006 the Company capitalized $770,000 (2006 -$4,000) of costs directly related to site activity after the completion of the DFS and $1.247 million of costs (2006 - $Nil) related to the agreement with BNP to assist PolyMet in all aspects of preparation for construction finance.

Summary of Quarterly Results

Three Months Ended	Oct. 31 2006 $	July 31 2006 $ (restated)	Apr. 30 2006 $ (restated)	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan. 31 2005 $ (restated)
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	(1,708)	(3,441)	(3,695)	(4,273)	(3,772)	(1,167)	(1,908)	(672)
General and Administrative	(2,451)	(1,098)	(4,305)	(2,057)	(2,231)	(514)	(376)	(1,344)
Other Income (Expenses)	295	(26)	122	41	246	85	3	92
Net Loss	(3,864)	(4,565)	(7,878)	(6,289)	(5,757)	(1,596)	(2,287)	(1,922)
Loss per share	(0.03)	(0.04)	(0.07)	(0.08)	(0.07)	(0.02)	(0.04)	(0.03)

Significant items to report for the quarterly results are as follows:

The net loss included stock based compensation expense for the quarters ended:

1)	31 October 2006 - $524,000
2)	31 July 2006 - $349,000
3)	30 April 2006 - $3,789,000
4)	31 January 2006 - $1,602,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

5)	31 October 2005 - $1,605,000
6)	31 July 2005 - $130,000
7)	30 April 2005 - $187,000
8)	31 January 2005 – $213,000

Financing Activities

During the nine months ended 31 October 2006 the Company issued:

i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and

iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

During the nine months ended 31 October 2005 the Company issued:

i)

9,000,000 units at CDN $0.55 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN$ 0.70 at any time prior to 7 March 2007 provided that, if the closing price of the Company’s shares exceeded CDN $1.00 for 30 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $3.946 million of which $763,000 was received before January 31, 2005;

(ii)

6,672,219 units at CDN $0.90 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN $1.25 at any time prior to 28 February 2008 provided that, if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $5.891 million.

(iii)

9,277,777 units at CDN $0.90 per unit, each unit comprising one share and one half share purchase warrant, one full warrant entitling the holder to acquire one additional share of the Company at CDN $1.25 per Warrant Share at any time prior to 8 March 2008 provided that if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $7.691 million.

In addition to the financing, during the nine months ended October 31, 2005 the Company issued:

ii)	2,942,430 shares upon the exercise of warrants for proceeds of $1,374,000;

iii)	869,252 shares upon the exercise of options for proceeds of $87,000, and

iv)	660,950 shares for finders’ fees at a deemed value of $415,000.

Liquidity And Capital Resources

As at 31 October 2006 the Company had working capital of $12.224 million compared with $9.070 million at 31 January 2006 consisting primarily of cash of $14.191 million (31 January 2006 - $11.671 million) and the current portion of the note to Cliffs of $1.000 million (31 January 2006 - $1.000 million). The Company expects to pay the remaining balance of $0.755 million (31 January 2006 - $1.420 million) long term note to Cliffs from working capital.

As at 31 October 2006 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

As part of certain employment and management contracts the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing three times the average annual compensation in the three years prior to change of control.

On 15 September 2006 the Company announced that it had signed a Letter of Intent with Cliffs whereby PolyMet would acquire property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. It also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. This transaction (the “Asset Purchase Agreement II”) was closed on 20 December 2006.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;
  $1 million in cash, paid at closing;
  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of commercial financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,
  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

As a result of the private placements as described above, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing. The Company has entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of PolyMet common stock at $4.00 at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 at any time prior to October 30, 2010 will vest.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	Nine months	Nine months
	ended 31	ended 31
	October 2006	October 2005

Consulting fees	1,585,000	176,000
Legal fees	57,000	-

	1,642,000	176, 000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

None, other than the Asset Purchase Agreement II disclosed in the “During the nine months ended 31 October 2006” section above.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

Changes in Accounting Policies Including Initial Adoption

None.

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the feasibility of a mining operation are expensed as incurred. Mineral property development expenditures incurred subsequent to the determination of the feasibility of a mining operation and mineral property acquisition costs are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred. As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

During the third quarter, the Company re-examined its accounting for stock-based compensation and the share bonus program as well as its accrual procedures. As a result of this reexamination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarters ended April 30 and July 31, 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended January 31, 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	30 April 2006		31 July 2006		31 July 2006
			(3 months ended)		(6 months ended)
	As	Revised	As	Revised	As	Revised
	Previously		Previously		Previously
	Reported		Reported		Reported
Pre-feasibility costs	3,453	3,695	2,793	3,441	6,246	7,136
Stock-based	1,952	3,789	4,168	349	6,120	4,138
compensation
General and	2,345	4,305	4,919	1,098	7,326	5,403
administrative costs
Loss for the Period	5,675	7,878	7,769	4,565	13,444	12,443
Deficit	39,742	42,584	47,511	47,149	47,511	47,149
Loss per share	(0.05)	(0.07)	(0.07)	(0.04)	(0.12)	(0.11)
Accounts payable and	491	799			333	1,315
accrued liabilities
Share Capital	60,201	60,839			64,454	65,092
Contributed Surplus	5,890	7,727			9,967	7,986

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 22 December 2006, 121,378,876 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 22 December 2006:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Stock options	225,000	0.36	09 March 2009
Stock options	150,000	0.67	28 April 2009
Stock options	1,125,000	0.59	05 July 2009
Stock options	50,000	0.70	18 October 2009
Stock options	425,000	0.58	30 March 2010
Stock options	350,000	0.76	1 May 2010
Stock options	40,000	0.84	15 June 2010
Stock options	1,690,000	1.21	19 September 2010
Stock options	280,000	1.07	24 October 2010
Common share warrants	600,000	4.00	30 October 2010
Stock options	255,000	1.03	5 December 2010
Stock options	3,200,000	2.46	20 March 2011
Stock options	325,000	2.65	19 June 2011
Stock options	325,000	3.41	1 September 2011
Stock options	75,000	3.13	22 September 2011

Risk Factors

Risks Inherent in Mining

Exploration for and development of economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2006
US Funds

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Venture Exchange and the American Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration and development stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration and development companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.